SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June 2020

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Material Contained in this Report

Page
1. English press release entitled, “Filing of Extraordinary Report”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 29, 2020	By	/s/ SHOJI TANIGUCHI
Shoji Taniguchi

Member of the Board of Directors and

Senior Managing Executive Officer

Responsible for Treasury and

Accounting Headquarters

Responsible for Enterprise Risk

Management Headquarters

Responsible for Corporate Planning Department

Responsible for Corporate

Communications Department

Assistant to CEO

ORIX Corporation

June 29, 2020

Filing of Extraordinary Report

TOKYO, Japan – June 29, 2020 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the results of the exercise of voting rights at the 57th General Meeting of Shareholders of ORIX Corporation held on June 26, 2020 (the “Meeting”).

1. Reason for Filing

Given that the resolutions were made for proposals to be acted upon at the Meeting, ORIX Corporation filed the extraordinary report pursuant to Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Description of Report

(1)	Date on which the Meeting was held

June 26, 2020

(2)	Matters Resolved

Proposal            Election of Twelve (12) Directors

Messrs. Makoto Inoue, Shuji Irie, Shoji Taniguchi, Satoru Matsuzaki, Stan Koyanagi, Ryuji Yasuda, Heizo Takenaka, Michael Cusumano and Ms. Sakie Akiyama were reelected and reappointed as Members of the Board of Directors, and Messrs. Yoshiteru Suzuki, Hiroshi Watanabe and Ms. Aiko Sekine were newly elected and appointed as Members of the Board of Directors.

-more-

(3)	Number of Voting Rights for Approval, Disapproval and Abstentions in the Matters to be Resolved, and the Requirements for Approval and Voting Results Thereof

Matters to be Resolved	Number of Approvals (units)	Number of Disapprovals (units)	Number of Abstentions (units)	Approval Rate (%)	Voting Result
Proposal
Makoto Inoue	9,811,591	372,563	2,996	96.29	Approved
Shuji Irie	9,983,790	124,827	78,536	97.98	Approved
Shoji Taniguchi	9,983,707	124,910	78,536	97.98	Approved
Satoru Matsuzaki	9,982,454	126,163	78,536	97.97	Approved
Stan Koyanagi	9,982,596	126,021	78,536	97.97	Approved
Yoshiteru Suzuki	9,982,325	126,292	78,536	97.96	Approved
Ryuji Yasuda	10,070,967	113,647	2,541	98.83	Approved
Heizo Takenaka	10,110,605	74,006	2,541	99.22	Approved
Michael Cusumano	10,157,278	27,338	2,541	99.68	Approved
Sakie Akiyama	10,091,081	87,410	8,665	99.03	Approved
Hiroshi Watanabe	8,050,114	2,134,484	2,541	79.00	Approved
Aiko Sekine	10,157,002	27,613	2,541	99.68	Approved

(Notes) Approval requirements for the adoption of each proposal are as follows:

•

Approval of a majority of the voting rights held by the shareholders present at the Meeting who hold in aggregate not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise their voting rights, is required for adoption.

(4)	Reason for Not Counting a Portion of the Voting Rights of the Shareholders Present at the General Meeting of Shareholders

Since the results of all the proposals were conclusively decided by the exercise of the voting rights prior to the Meeting and a portion of shareholders in attendance at the Meeting, only the number of voting rights for approval, disapproval and abstentions of the shareholders present at the Meeting, which ORIX Corporation was able to confirm, including those of the shareholders present by proxy, has been counted.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 37 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2020)

Caution Concerning Forward Looking Statements:

These documents May contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2019 – March 31, 2020.”